New York - AG	July 15, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Produces 3.5 Million Silver Equivalent Ounces from Partial Operations in Second Quarter; Updates 2020 Guidance & Announces Conference Call Details
Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces total production in the second quarter of 2020 reached 3.5 million silver equivalent ounces consisting of 1.8 million ounces of silver and 15,764 ounces of gold. Quarterly production was impacted following Mexico’s Ministry of Health’s Federal Decree requiring all non-essential businesses, including mining, to temporarily suspend activities throughout most of April and May in response to the global pandemic. Despite having limited operations in the quarter, total production was better than expected due to a slower ramp down at San Dimas compared to the other mining units. In the first half of 2020, the Company has produced a total of 9.7 million silver equivalent ounces consisting of 5.0 million ounces of silver and 47,967 ounces of gold.

SECOND QUARTER HIGHLIGHTS

•	Total production reached 3.5 million silver equivalent ounces, consisting of 1.8 million ounces of silver and 15,764 ounces of gold.

•	As of June 30, 2020, the Company held 970,000 ounces of silver in inventory in anticipation of realizing higher selling prices in the second half of 2020.

•	By quarter end, all operations have returned to near full production rates following the Mexican Government’s decision to allow the Company to restart mining activities on May 23, 2020.

•	San Dimas received delivery of a new 3,000 tpd High Intensity Grinding (“HIG”) mill with additional mill modernization components during the quarter.

•	Development activities resumed at Santa Elena’s Ermitaño project in June and successfully intersected the Ermitaño vein.

•	Civil construction activities resumed in June on the Liquid Natural Gas (“LNG”) plant at Santa Elena. The LNG generators and storage tanks are estimated to be delivered to site in the third quarter.

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At the end of the second quarter, 14 exploration drill rigs were active across the Company’s projects consisting of 11 rigs at San Dimas, two rigs at Santa Elena and one rig at La Encantada. The Company anticipates adding seven additional rigs in the third quarter with a primary focus on the regional potential around Santa Elena.

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Preventative controls such as the practice of social distancing, the cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

“Despite the temporary shutdown of operations during the quarter, our production results were better than anticipated as a result of implementing an extended and safe ramp down of the San Dimas operation throughout the month of April,” said Keith Neumeyer, President and CEO. “San Dimas produced a total of 2.4 million silver equivalent ounces, or 35% lower than the previous quarter. Total production at the Santa Elena and La Encantada operations were 63% and 45% lower, respectively, compared to the prior quarter as a result of suspending operations in early April.”

Mr. Neumeyer continues, “We began implementing restart procedures in mid-May following the Ministry of Health’s announcement that mining activities were now deemed an essential business throughout Mexico. As of today, our operations are back to pre-pandemic production rates and our focus for the second half of 2020 is to try and fully recover the lost ounces due to the shutdown.”

PRODUCTION TABLE

	Q2 2020	Q2 2019	Y/Y Change	Q1 2020	Q/Q Change
Ore processed / tonnes milled	333,559	736,896	(55%)	599,142	(44%)
Total production - ounces of silver equivalent	3,505,376	6,410,483	(45%)	6,195,057	(43%)
Total silver ounces produced	1,834,575	3,193,566	(43%)	3,151,980	(42%)
Gold ounces produced	15,764	33,576	(53%)	32,202	(51%)

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 333,559 tonnes, representing a 44% decrease compared to the previous quarter. The decrease in tonnes processed compared to the prior quarter was due to Mexico’s Ministry of Health’s Decree requiring non-essential businesses to temporarily suspend activities in response to the global pandemic.

Consolidated silver grades in the quarter averaged 193 g/t compared to 185 g/t in the previous quarter. This 4% increase was primarily the result of higher grades at San Dimas. Consolidated gold grades averaged 1.52 g/t compared to 1.74 g/t in the prior quarter representing a 12% decrease primarily due to lower gold grades at Santa Elena.

Consolidated silver and gold recoveries were consistent averaging 89% and 96%, respectively, during the quarter.

MINE BY MINE PRODUCTION TABLE

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery %	Au Recovery	Ag Oz Produced	Au Oz Produced	Equivalent Ag Ounces
San Dimas	114,390	1,257	318	3.38	94%	97%	1,102,931	12,042	2,395,633
Santa Elena	89,590	985	83	1.34	92%	95%	222,100	3,677	595,651
La Encantada	129,579	1,424	158	0.01	78%	90%	509,544	45	514,092
Total	333,559	3,665	193	1.52	89%	96%	1,834,575	15,764	3,505,376
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $16.90 per ounce, Gold: $1,583 per ounce.

At the San Dimas Silver/Gold Mine:

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During the quarter, San Dimas produced 1,102,931 ounces of silver and 12,042 ounces of gold for a total production of 2,395,633 silver equivalent ounces, reflecting a 35% decrease compared to the prior quarter due to the COVID-19 related shutdown.

•	The mill processed a total of 114,390 tonnes with average silver and gold grades of 318 g/t and 3.38 g/t, respectively.

•	Silver and gold recoveries were slightly higher during the quarter averaging 94% and 97%, respectively.

•	Initial production from the Tayoltita mine began in June and is expected to ramp-up to 300 tpd by the end of 2020.

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Mill modernization and optimization programs have resumed at San Dimas, including the mid-May delivery of the 3,000 tpd HIG mill and several components. As a result of the temporary suspension during the quarter, assembly and installation of the new HIG mill is now expected to be completed in the second quarter of 2021.

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In mid-June, production was temporarily suspended due to a union work stoppage. Following a two- week standstill period, the Company and union came to a mutually negotiated bonus agreement at the end of June, and at which time production returned to normal operating levels.

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A total of 11 drill rigs, consisting of one surface rig and 10 underground rigs, were active at the end of the quarter. Drilling is currently being focused in the Central, Sinaloa and Tayoltita blocks.

At the Santa Elena Silver/Gold Mine:

•	During the quarter, Santa Elena produced 222,100 ounces of silver and 3,677 ounces of gold for a total production of 595,651 silver equivalent ounces, or approximately 63% below the previous quarter.

•	The mill processed a total of 89,590 tonnes, consisting of 58,223 tonnes of underground ore and 31,366 tonnes from the above ground heap leach pad.

•	Silver and gold grades from underground ore averaged 109 g/t and 1.70 g/t, respectively, while silver and gold grades from the above ground heap leach pad averaged 32 g/t and 0.62 g/t, respectively.

•	Silver and gold recoveries averaged 92% and 95%, respectively, during the quarter.

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To help minimize health risks and accommodate Santa Elena workers that travel from outside communities, the Company established a temporary camp at Santa Elena. In addition, a second temporary camp was constructed near Ermitaño to assist with housing of the development contractors and construction workers.

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Development and construction activities resumed at the Ermitaño project in June and successfully intersected the Ermitaño vein. At the end of the quarter, a total of 468 metres of underground development have been completed and approximately 480 metres of main ramp and 80 metres of lateral development remain to be developed in order to access the high-grade portion of the Ermitaño ore body.

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The LNG power generation plant resumed civil construction activities in June. Delivery of the LNG generators and storage tanks are expected to be onsite in the third quarter of 2020. As a result of the temporary suspension, the LNG plant is now estimated to be completed and commissioned in the first quarter of 2021.

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Due to the temporary suspension of activities in the quarter, the Ermitaño pre-feasibility study is now expected to be completed in the first half of 2021. In addition, initial production from Ermitaño has been extended to mid-2021.

At the La Encantada Silver Mine:

•	During the quarter, La Encantada processed 129,579 tonnes of ore and produced 509,544 ounces of silver, or approximately 45% below the previous quarter.

•	Silver grades and recoveries during the quarter averaged 158 g/t and 78%, respectively.

•	Silver recoveries continue to exceed historical rates primarily due to optimal blending of stockpiles and maintaining an efficient pumping level on the precipitate tanks.

OUTLOOK

The Company is revising its second half and full year 2020 guidance to reflect changes due to the temporary suspension of production and sales as well as adjustments to metal price assumptions, foreign exchange rates, and the fixed exchange ratio on the San Dimas streaming agreement. Details of the changes and their expected impacts are presented below:

1.	Deferred a total of approximately 340,000 tonnes of ore production, consisting of 1.6 million ounces of silver and 15,000 ounces of gold, due to the temporary shutdown in the second quarter of 2020

2.	As of June 30, 2020, the Company held 970,000 ounces of silver in inventory in anticipation of realizing higher selling prices in the second half of 2020

3.	Increased the gold price assumption to $1,700 per ounce (up from $1,450), reflecting a 100:1 silver to gold ratio

4.	Increased the MXN:USD ratio assumption to 21:1 (up from 19:1)

5.
Effective April 1, 2020, the silver to gold fixed exchange ratio related to the San Dimas streaming agreement with Wheaton Precious Metals was adjusted to 90:1 (from 70:1) due to the silver to gold ratio averaging above 90:1 for the previous six months. This ratio adjustment is expected to have a positive effect on revenues by approximately $3.0 million for the remainder of 2020, subject to achieving the mid-point of the new production guidance and realizing silver and gold prices per ounce of $17.00 and $1,700, respectively.

As a result of these adjustments, our 2020 total production remains relatively unchanged at 21.4 to 22.9 million silver equivalent ounces compared to the prior guidance of 21.5 to 24.0 million silver equivalent ounces. The Company is also anticipating a reduction in annualized cash costs of approximately 30% due to the higher gold by-product revenues and the weaker Mexican Peso.

The Company is also providing guidance below on a mine-by-mine basis for the second half of 2020. Cash cost and AISC guidance is shown per payable silver ounce. Assumptions used for calculating silver equivalent ounces are: silver: $17.00/oz and gold: $1,700/oz.

GUIDANCE FOR SECOND HALF OF 2020

Mine	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
San Dimas	3.3 - 3.6	42 - 47	7.5 - 8.3	(0.95) - 0.23	4.72 - 6.55
Santa Elena	1.1 - 1.2	16 - 18	2.7 - 3.0	2.53 - 3.72	6.75 - 8.43
La Encantada	1.7 - 1.8	0	1.7 - 1.8	10.86 - 11.56	12.82 - 13.75
Totals:	6.1 - 6.6	58 - 65	11.9 - 13.1	$2.93 - $3.99	$10.57 - $12.49

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.35 to $2.62 per payable silver ounce.

In the second half of 2020, the Company expects silver production to range between 6.1 to 6.6 million ounces, representing an increase of approximately 27% when compared to the first half of 2020. Additionally, total production is now expected to range between 11.9 to 13.1 million silver equivalent ounces in the second half of 2020, representing an increase of approximately 29% when compared to the first half of 2020. The increase in production is primarily due to the operations returning to regular production rates in the second half of 2020, as well as a higher contribution of gold credits due to an increase in the gold to silver ratio.

Cash costs in the second half of 2020 are expected to be significantly lower to within the range of $2.93 to $3.99 per ounce, primarily due to higher gold by-product credits at San Dimas and Santa Elena and the weaker Mexican Peso. In addition, AISC are expected to be within a range of $10.57 to $12.49 per ounce in the second half of 2020.

A mine-by-mine breakdown of the revised full year 2020 production guidance is included in the table below and assumes the same metal prices and foreign currency assumptions as stated previously.

GUIDANCE FOR FULL YEAR 2020

Mine	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
San Dimas	6.0 - 6.4	75 - 80	13.5 - 14.4	0.75 - 1.49	7.09 - 8.22
Santa Elena	1.9 - 2.0	31 - 33	4.8 - 5.2	3.60 - 4.38	8.33 - 9.43
La Encantada	3.1 - 3.3	—	3.1 - 3.3	10.42 - 10.77	12.59 - 13.07
Totals:	11.0 - 11.7	106 - 113	21.4 - 22.9	$3.95 - $4.59	$12.29 - $13.45

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.81 to $2.99 per payable silver ounce.

For the full year of 2020, the Company now estimates silver production will range between 11.0 to 11.7 million ounces compared to the prior guidance of 11.8 to 13.2 million ounces. Additionally, total production in 2020 is estimated to range between 21.4 to 22.9 million silver equivalent ounces compared to the prior guidance of 21.5 to 24.0 million silver equivalent ounces.

Annual cash costs are now expected to be within the range of $3.95 to $4.59 per ounce, or approximately 30% below the previous guidance of $5.76 to $6.97 per ounce, primarily due to higher gold by-product credits at San Dimas and Santa Elena and the weaker Mexican Peso. In addition, annual AISC are expected to be within a range of $12.29 to $13.45 per ounce, or approximately 10% below the previous guidance of $13.37 to $15.46 per ounce.

REVISED CAPITAL BUDGET
In an effort to maintain its strong balance sheet, the Company has updated its annual 2020 capital budget to include the reallocation of development and exploration expenditures across its operations and investments in innovative projects. As a result, the Company now plans to invest a total of $131.8 million, representing a 23% decrease compared with previous guidance of $171.5 million, on capital expenditures in 2020 consisting of $45.7 million of sustaining investments and $86.1 million of expansionary investments.

The revised 2020 annual budget includes total capital investments of $54.0 million on underground development, $27.4 million towards property, plant and equipment, $21.4 million on exploration and $29.0 million towards automation and efficiency projects.

In the first half of 2020, the Company completed 15,555 metres of underground development and 50,709 metres of exploration drilling. Under the revised 2020 budget, the Company is planning to complete a total of approximately 35,100 metres of underground development, representing a 9% decrease compared to the original guidance. In addition, the Company is now planning to complete a total of approximately 139,000 metres of exploration drilling in 2020, representing a 28% decrease compared to the original guidance.

CONFERENCE CALL

The Company will be holding a conference call and webcast today, July 15, 2020 at 8 am PDT (11 am EDT) to discuss the quarterly results.

To participate in the conference call, please dial the following:
Toll Free Canada & USA:     1-800-319-4610
Outside of Canada & USA:    1-604-638-5340
Toll Free Germany:         0800 180 1954
Toll Free UK:             0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded, and you can listen to an archive of the conference by calling:
Canada & USA Toll Free:        1-800-319-6413

Outside Canada & USA:        1-604-638-9010
Access Code:             4820 followed by the # sign

The replay will be available approximately one hour after the conference and will available for seven days following the conference. The replay will also be available on the Company’s website for one month.

Q2 EARNINGS ANNOUNCEMENT

The Company is planning to release its second quarter 2020 unaudited financial results on Thursday, August 6, 2020.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.0 to 11.7 million silver ounces or 21.4 to 22.9 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.